Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

September 7, 2021

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Kayne Anderson Renewable Infrastructure Fund (the “Fund”) S000068511

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on August 23, 2021, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 116 to its registration statement. PEA No. 116 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on July 16, 2021, for the purpose of adding disclosure related to the prior performance of comparable accounts managed by Kayne Anderson Capital Advisors, LP (the “Adviser”), the investment adviser to the Fund. A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 116.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.Staff Comment: In the Prior Performance of the Adviser’s Comparable Accounts section beginning on page 16, please supplementally represent in your EDGAR correspondence that the Fund has the records necessary to support the prior performance calculation as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.
Response: The Trust responds by supplementally confirming that the Adviser has the records to support the performance calculation shown.
2.Staff Comment: Given the focus on infrastructure by the Fund and the Composite, please provide the Staff with a description of the nature of the investments typically included in the Composite accounts in EDGAR correspondence. In addition, please confirm that the liquidity profile of the composite would be consistent with the requirements of an open-end fund.

Response: The Trust responds by supplementally confirming that the liquidity profile of the composite is consistent with the requirements of an open-end fund.

The Trust further responds by stating that, similar to the Fund, the accounts in the composite primarily invest in a portfolio of renewable infrastructure companies that are involved in business activities related to renewable energy production, storage and transmission. These companies include companies that own or operate assets used in the development, generation, production, transmission, storage and sale of alternative and renewable energy such as solar power, wind power, biofuels, hydropower, or geothermal power. These companies may also be engaged in businesses related to energy conservation, water infrastructure, conventional power generation and the sale, distribution, transmission and marketing of electricity.

3.Staff Comment: Please confirm that the Adviser did not manage any substantially similar accounts prior to October 1, 2017. Alternatively, please explain why any substantially similar accounts managed prior to October 1, 2017 are not included in the Composite performance shown.

Response: The Trust responds by supplementally confirming the Adviser did not manage any substantially similar accounts prior to October 1, 2017.

4.Staff Comment: Please add disclosure to the Prior Performance of the Adviser’s Comparable Accounts section disclosing that the Composite has substantially similar investment objectives, policies, guidelines, restrictions, and principal investment strategies as the Fund.
Response: The Trust responds by revising the disclosure as follows (change shown in underline):
“The table below sets forth data relating to the historical performance of the Renewable Infrastructure Strategy Composite (the “Composite”), a composite of separate investment advisory accounts managed by the Adviser since October 1, 2017, which have substantially similar investment objectives, policies, guidelines, restrictions, and principal investment strategies as the Fund, as compared to the Fund’s benchmark indices, the S&P Global Broad Market Index (USD Hedged) and S&P Global Infrastructure Index (USD Hedged).”
5.Staff Comment: On page 16, the Prior Performance of the Adviser’s Comparable Accounts section states the following: “The table below sets forth data relating to the historical performance of the Renewable Infrastructure Strategy Composite (the “Composite”), a composite of separate investment advisory accounts managed by the Adviser since October 1, 2017, which have substantially similar investment objectives, policies, guidelines, restrictions, and principal investment strategies as the Fund, as compared to the Fund’s benchmark indices, the S&P Global Broad Market Index (USD Hedged) and S&P Global Infrastructure Index (USD Hedged).” In correspondence, please confirm that the reference to “separate investment advisory accounts” does not exclude from the Composite any other type of account that the Adviser also manages or managed according to the same strategy.

Response: The Trust responds by supplementally confirming that the reference to “separate investment advisory accounts” does not exclude from the Composite any other type of account that the Adviser also manages or managed according to the same strategy.

6.Staff Comment: On page 17, please revise the disclosure related to the performance information for the Composite being net of fees and expenses to include sales loads relating to each account.

Response: The Trust responds by updating the disclosure as follows (changes shown in underline):

“The performance information for the Composite is net of fees and expenses (including sales loads, if any) applicable to each account within the Composite.”

7.Staff Comment: For clarity, please state that the Fund’s performance would have been lower than the Composite performance because the Fund has higher operating expenses than the unregistered advisory accounts in the Composite.

Response: The Trust responds by revising the disclosure as follows (changes shown in underline and strike-through):

“Since the operating expenses incurred by the separate investment advisory accounts are lower than the operating expenses of the Fund, the use of the Fund’s expense structure would have lowered the performance results of the Composite. Since the Fund has a higher expense structure than the unregistered advisory accounts in the Composite, the Fund’s performance would have been lower than the Composite performance.”

8.Staff Comment: With respect to the use of the S&P Global Infrastructure Index (USD HEDGED) Net TR and the S&P Global BMI (USD HEDGED) Net TR, will the Fund hedge its currency exposure? If not, please explain why it is appropriate to show hedged indices for the prior performance presentation for the comparable Composite. Please revise and explain as appropriate.

Response: The Trust responds by supplementally confirming that the Fund hedges foreign currency exposure, predominately through the use of foreign currency forwards.

9.Staff Comment: The Average Annual Total Returns table on page 17 states that the Composite had a 52.16% return in year 1, whereas the indices had returns of -8.86% and 14.81%, respectively. If any unusual circumstances contributed to this significantly higher performance (e.g., accounts held large amounts of IPOs), please disclose what those circumstances were. Please amend the disclosure or in your response letter explain the reason for the discrepancy and the reason no additional disclosure is required.

Response: The Trust responds by supplementally noting that the unusual circumstances of COVID-19 and the US election saw a larger than normal deviation in the Composite performance vs. the performance of benchmark indices. Benchmark performance was negatively impacted by infrastructure sub-sectors that are more exposed to global economic conditions, industrial utilization, and travel. As noted in the prospectus, the Fund focuses predominantly on renewable infrastructure companies that are highly regulated or contracted whose performance is not primarily driven by customer utilization. In addition, the outcome of the US election was particularly positive for the clean energy sector, which the Fund is highly exposed to. Accordingly, the Trust and Adviser do not believe that additional disclosure is required for these macroeconomic factors.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP